EXHIBIT 99.2

February 13, 2003

The Board of Directors of Centex Corporation
Centex Corporation
2728 North Harwood Street
Dallas, Texas 75201

Ladies and Gentlemen:

This letter is provided by Valuation Research Corporation (“Valuation”) reporting the performance of certain limited procedures at the request of the Board of Directors of Centex Corporation, to assist in the determination of solvency of Centex Corporation (“Centex”) and Cavco Industries, Inc. (“Cavco”), immediately prior to and following a distribution of the common stock of Cavco to Centex shareholders as of the record date (the “Distribution”).

We understand that pursuant to the terms of a draft of an information statement dated as of January 20, 2003 (the “Information Statement”), Centex will distribute approximately 3,500,000 shares of Cavco common stock (the “Common Stock”) to shareholders of record on the record date (the “Date of Record”). The Distribution will constitute 100% of Cavco’s Common Stock. Prior to the Distribution, Centex includes Centex Corporation and its consolidated subsidiaries, including Cavco. Immediately after the Distribution, Centex will include Centex Corporation and all of its subsidiaries other than Cavco.

The number of shares of Common Stock in the Distribution, as described above, will be determined based upon a ratio of the 3,500,000 shares of the Common Stock relative to the number of outstanding shares of the common stock of Centex. Fractional shares of Common Stock will not be distributed. Rather, fractional shares will be aggregated and sold in the NASDAQ national stock market and the aggregate net cash will be distributed on a pro rata basis to the shareholders of Centex. The Common Stock of Cavco will be traded under a yet-to-be-determined ticker symbol. The total value of the Distribution will be approximately $37 million.

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Pursuant to our understanding of the above, Valuation has been asked to provide its opinion (the “Opinion”) as of February 13, 2003, that immediately prior to, and after the consummation of, the Distribution as proposed, and giving consideration to all the information disclosed to Valuation:

(i)	The Present Fair Saleable Value and Fair Value of the assets of Centex exceed its liabilities (including, without limitation, its Stated Liabilities and Identified Contingent Liabilities); and

(ii)	The Present Fair Saleable Value and Fair Value of the assets of Cavco exceed its liabilities (including, without limitation, its Stated Liabilities and Identified Contingent Liabilities); and

(iii)	Cavco will be able to pay its debts (including, without limitation, its Stated Liabilities and Identified Contingent Liabilities) as such debts mature during the normal course of business; and

(iv)	Cavco will not have Unreasonably Small Capital for the business in which it is and will be engaged; and

(v)	Centex will be able to pay its debts as they become due in the usual course of business; and

(vi)	Total assets of Centex will exceed the sum of its total liabilities plus the amount that would be needed, if Centex were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution to stockholders whose preferential rights are superior to those receiving the distribution.

The Opinion rendered is with respect to Centex and Cavco as going concerns, on a pro forma basis, giving effect to the Distribution. In the course of preparing this Opinion, nothing has come to our attention that causes us to believe that Centex and Cavco, on a pro forma basis, and giving effect to the Distribution, are not and would not be viable going concerns. For the purpose of this Opinion, the following terms are defined:

(a)	Fair Value
The amount at which the aggregate assets of Centex and Cavco would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

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(b)	Present Fair Saleable Value
The aggregate amount that may be realized on a going concern basis for Centex and Cavco by an independent willing seller from an independent willing buyer if such assets are sold with reasonable promptness in arm’s length transactions.

(c)	Stated Liabilities
The recorded liabilities of Centex and Cavco pursuant to its pro forma balance sheets as of March 31, 2003 for Cavco and December 31, 2002 for Centex, determined in accordance with generally accepted accounting principles (“GAAP”) consistently applied, all of which information has been provided to us by an advisor to Centex and Cavco responsible for financial and accounting matters. Valuation has made inquiries of management and management has indicated that there has been no significant change in the Stated Liabilities of either Centex or Cavco between December 31, 2002 and the date of this letter. Stated Liabilities exclude Identified Contingent Liabilities. Based upon our inquiries in connection with this letter, we have no reason to believe that there have been any significant changes in Stated Liabilities.

(d)	Identified Contingent Liabilities
The estimated maximum reasonably anticipated liabilities that may result from pending litigation, asserted claims and assessments, guaranties, environmental conditions, uninsured risks, and other contingent liabilities as identified and explained to us in terms of their nature and estimated dollar magnitude by responsible officers or advisors of Centex and Cavco. These contingent liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and therefore might not be recorded as liabilities under GAAP.

(e)	Unreasonably Small Capital
This phrase relates to the ability of Centex and Cavco to continue as a going concern and not lack sufficient capital for anticipated needs, including payment of Stated Liabilities, Identified Contingent Liabilities, and liabilities arising in the ordinary course of Centex’s and Cavco’s business as they become absolute and matured. In financial accounting, information that significantly contradicts the going concern assumption relates to an entity’s ability to continue to meet its obligations as they become due without substantial disposition of assets outside the ordinary course of business,

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restructuring of debt, externally forced revisions of its operations, or similar actions. Generally accepted auditing practices call for affirmative actions to test the going concern concept. These practices may identify certain information that contradicts the financial accounting going concern assumption, for example, recurring operating losses, defaults on loans, and adverse financial ratios. Our determination of adequate capital is made from an economic or cash flow perspective rather than a financial accounting perspective.

We believe the foregoing definitions are reasonable and appropriate for purposes of rendering this Opinion, and we believe that the methodologies that we have used in our analysis are appropriate for determining Fair Value and Present Fair Saleable Value as defined herein. Based on the facts that have come to our attention during the course of this engagement, we believe it appropriate for us to value Centex and Cavco as going concerns.

In expressing its Opinion, Valuation has relied on information and analyses furnished by and/or discussions held with management of Centex and Cavco and their advisors, which information and analyses Valuation has reviewed and which has been the subject of discussion and inquiry. Valuation does not assume any responsibility for the sufficiency and accuracy of such information, but nothing has come to Valuation’s attention in the course of this engagement which would lead it to believe that any such information is insufficient or incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon such information. Valuation believes that such information reasonably reflects the Distribution, the financial conditions and results and future plans of operations of Centex and Cavco. All items which have been subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles have been relied upon without review, check, or verification, but nothing has come to our attention in the course of preparing this letter which would lead us to believe that any such information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon such information. Valuation has performed certain analyses, studies, and investigations more fully described herein in support of its Opinion. Further, all opinions expressed herein are subject to the General Assumptions and Limiting Conditions stated in Exhibit A attached hereto.

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In the course of its review, Valuation has examined extensive data provided by the management of Centex and Cavco and their advisors. This includes, but is not limited to, the following:

•	Audited Financial Statements of Centex (For Each of the Four Years Ended March 31, 1999 through 2002).

•	Unaudited Financial Statements of Centex (Nine Months Ended December 31, 2002).

•	Unaudited Financial Statements of Cavco (For Each of the Four Years Ended March 31, 1999 through 2002).

•	Unaudited Financial Statements of Cavco (Nine Months Ended December 31, 2002).

•	Statement of Earnings Projections and Changes in Cash for Cavco (For Each of the Five Years Ending March 31, 2003 through 2007).

•	Draft of Information Statement Dated January 20, 2003.

•	Overview of Cavco Prepared by Credit Suisse First Boston.

•	Listing of Cavco Warranty Costs for New Mexico and Texas Locations for the Last Four Years and Nine Months Ended December 31, 2002.

For the purposes of this opinion, Valuation has assumed that there will be no material change in the information included in the documents in Valuation’s possession as of the date of this letter.

Valuation has, to the extent necessary, discussed the financial and operating matters of Centex and Cavco with their management and advisors. Valuation has reviewed the operating statement forecasts for Cavco prepared by management and their advisors for the years ending March 31, 2003 through 2007, and discussed such forecasts with the management of Centex and Cavco. Valuation’s analyses included, but were not limited to, discussions with management concerning the types of businesses of Centex and Cavco; geographic markets; industry trends; taxes; product/market strategies; operating cost structures; capital spending programs; economic conditions; and capital facilities and working capital requirements that will impact Centex and Cavco in the future. We consider the forecasts of Cavco to be reasonable and attainable in light of current and near

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term economic expectations and nothing has come to our attention in the course of preparing this letter which would lead us to believe that the assumptions utilized in the forecasts were unreasonable or unattainable. We believe that the review we have conducted and the analyses and procedures we have undertaken are those generally considered appropriate for the purpose of expressing the Opinion stated herein.

On the basis of such review, procedures, and analyses performed, we express the following Opinion as of the Date of Record, assuming the consummation of the Distribution as proposed and giving consideration to all the information disclosed to Valuation, all predicated on (i) the General Assumptions and Limiting Conditions (Exhibit A), and (ii) the assumptions that Centex and Cavco continue in their present businesses and the assets of Centex and Cavco are used in going concerns:

(i)	The Present Fair Saleable Value and Fair Value of the assets of Centex exceed its liabilities (including, without limitation, its Stated Liabilities and Identified Contingent Liabilities).

(ii)	The present Fair Saleable Value and Fair Value of the assets of Cavco exceed its liabilities including, without limitation, its Stated Liabilities and Identified Contingent Liabilities.

(iii)	Cavco will be able to pay its debts (including, without limitation, its Stated Liabilities and Identified Contingent Liabilities) as such debts mature during the normal course of business.

(iv)	Cavco will not have Unreasonably Small Capital for the business in which it is and will be engaged.

(v)	Centex will be able to pay its debts as they become due in the usual course of business.

(vi)	Total assets of Centex will exceed the sum of its total liabilities plus the amount that would be needed, if Centex were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

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With respect to Identified Contingent Liabilities, we have:

(a)	Discussed Identified Contingent Liabilities with the management of Centex and Cavco and their advisors;

(b)	Inquired of certain officers and advisors of Centex and Cavco that have responsibility for legal, financial, and accounting matters as to the extent, scope, and estimated dollar amount of Identified Contingent Liabilities; and

(c)	Obtained verbal representations from representatives of Centex and Cavco that (i) all appropriate items were disclosed as Identified Contingent Liabilities; and (ii) the amounts relating thereto were the estimated maximum as of the date hereof. Because the Identified Contingent Liabilities are estimates of management, we express no opinion as to the completeness or propriety of such items. Management has disclosed no major contingent liabilities existed as of the date of this letter. Nothing has come to our attention that would lead us to believe that these estimates are unreasonable or that other Identified Contingent Liabilities exist.

This letter is solely for the information of and assistance to the party to whom it is addressed and their respective assignees and participants in connection with the Distribution. Any other use is expressly prohibited and neither this letter nor any other of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the written consent of Valuation, which will not be unreasonably withheld. If requested, such consent shall not be given without sufficient review by Valuation as to the precise language of such disclosure and the time and place of its potential release.

The above limitations do not apply to related parties. However, in such instances, this opinion must be provided to such parties in its entirety. The term “related parties” shall include auditors, attorneys, participants, assignees, prospective participants and assignees, regulators, governmental agencies, courts or parties involved in litigation or court proceedings involving the Distribution or under other similar circumstances, or any other parties whom you believe have a legitimate business interest in receiving this Opinion.

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Valuation has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter.

Respectfully submitted,

VALUATION RESEARCH CORPORATION

Engagement Number: 50001164

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EXHIBIT A

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

1.	This Opinion and the conclusions arrived at can only be relied upon by the parties to whom the Opinion is addressed for the sole and specific purposes as noted and as of the date specified. The conclusions reached represent the considered opinion of Valuation, based upon information furnished to them by Centex and Cavco and other sources. Valuation’s Opinion is in no way given as an indication of the fairness of the Distribution to any shareholder of Centex and Cavco or any equity participant in the Distribution. Furthermore, the Opinion and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever.

2.	In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value. Valuation has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees has a material financial interest in Centex and Cavco.

3.	Valuation assumes that all laws, statutes, ordinances, zoning and use regulations, other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with unless express written noncompliance is brought to the attention of Valuation by those relied on by Valuation, including Centex and Cavco and their management, and stated and defined in the Opinion.

4.	Valuation has relied on certain public information and statistical information furnished by others, including, but not limited to, Centex and Cavco, without verification. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any furnished information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information.

5.	Valuation has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to or in compliance with the Americans with Disability Act of 1990 (ADA) and this Opinion does not consider the impact, if any, of non-compliance in estimating the value of the property.

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6.	Material changes in the industry or in market conditions that might affect Centex’s and Cavco’s business from and after the Date of Record, which are not reasonably foreseeable, are not taken into account.

7.	The issuance of this Opinion by Valuation does not represent an assurance, guarantee, or warranty that Centex and Cavco will not default on any debt obligations, if any, associated with the values stated in the Opinion, nor does Valuation make any assurance, guarantee, or warranty that the covenants for any financing will not be broken in the future.

8.	Future services regarding the subject matter of this Opinion, including, but not limited to, testimony or attendance in court, shall not be required of Valuation, unless previous arrangements have been made in writing.

9.	No representation is made as to the legal sufficiency for any purpose of the definitions contained in the body of the Opinion; such definitions are used solely for setting forth the scope of this Opinion and Valuation believes such definitions to be reasonable for the purposes of rendering this Opinion.

10.	Neither Valuation, nor its agents or employees assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property, which may be involved, both real and personal, tangible and intangible. Title is assumed to be good and marketable.

11.	Centex agrees to reimburse Valuation for any expenses that Valuation may incur, as a party, witness or participant in connection with any litigation or dispute involving this engagement. This includes, unless it resulted from Valuation’s gross negligence or willful misconduct, all reasonable out-of-pocket costs such as travel expenses, attorney fees and, if necessary, costs of enforcing this agreement.

12.	Where there may be real property involved, and unless specifically stated, Valuation has not made a land survey of the property and has assumed that Centex and Cavco have clear title to the property. Valuation assumes that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such unapparent conditions or for arranging for engineering studies that may be required to discover such unapparent conditions or any such unapparent conditions, which may exist.

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13.	Valuation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this Opinion wishing to know whether such liabilities exist, or their scope, and the effect on the value of the property is encouraged to obtain a professional environmental assessment. Valuation does not conduct or provide environmental assessments and has not performed one for this engagement.

14.	Valuation has not determined independently whether Centex and Cavco are subject to any present or future liability relating to environmental matters, including but not limited to CERCLA/ Superfund liability. Unless otherwise specified, Valuation’s Opinion takes no such liabilities into account. To the extent such information has been reported to us, Valuation has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

15.	Valuation assumes in the case of leases of real and other property that the Distribution will not trigger any renegotiations of such leases to market rates.

16.	Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on the date of this Opinion. While various judgments and estimates which we consider reasonable and appropriate under the circumstances were made by us in the determination of value, no assurance can be given by us that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the Present Fair Saleable Value or Fair Value indicated.

17.	Generally accepted auditing practices call for affirmative actions to test the going concern concept. These auditing practices may identify certain information that contradicts the financial accounting going concern assumption — for example, recurring operating losses, defaults on loans, and adverse financial ratios. Our determination of adequate capital is made from an economic rather than a financial accounting perspective.

18.	The Opinion of Present Fair Saleable Value and Fair Value of the aggregate assets expressed by Valuation results from the development and analysis of several valuation indications arrived at through the use of accepted valuation procedures as practiced in the valuation industry. These procedures included income and market approaches, as described below.

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19.	The income approach utilized cash flow projections discounted to a present value. The discount rates selected were based on risk and return requirements deemed appropriate by Valuation, given the facts and circumstances surrounding the Distribution. The discount rates were based upon a weighted average cost of capital concept which considers the after-tax cost of debt and equity. The after-tax costs were derived, among other factors, from our review of the current credit and equity markets. The discount rate included a risk premium, over and above the return associated with “risk-free” investments such as U.S. Government treasury notes.

20.	The market approach is a valuation technique in which the estimated market value is based on market prices in actual transactions. The technique consists of undertaking a detailed market analysis of publicly-traded companies and acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity. Valuation ratios derived from the guideline companies are then selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth, markets, profitability, and other factors.

21.	Our conclusions of Present Fair Saleable Value and Fair Value of assets are for the aggregate or total assets of Centex and Cavco. Nothing has come to our attention that would cause us to believe that the Present Fair Saleable Value of assets is materially different from the Fair Value of such assets.

22.	Valuation’s Opinion is valid only for the debt and equity structure of Centex and Cavco immediately prior to and following the Distribution on the Date of Record, and is not valid for any debt refinancing or restructuring not referred to in this Opinion.

23.	Valuation has made inquiries of management and been advised that there has been no material change in financial position between December 31, 2002, the date of the last financial statements of Centex and Cavco provided to Valuation, and the date of this Opinion.

24.	Amounts payable with respect to Identified Contingent Liabilities cannot be predicted with exact certainty. In addition, contingent liabilities exclude obligations under executory contracts such as operating leases. The exclusion of such executory contracts, in our opinion, has no material effect on the excess of Present Fair Saleable Value or Fair Value of assets over liabilities.

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25.	In addition to discounting the projected cash flows of Centex and Cavco, Valuation performed sensitivity analysis, which included varying the discount rates, sales growth rates, and profit margins of the projections in estimating a range of values.

26.	In considering Centex’s and Cavco’s ability to repay debts as they mature we performed analysis on the projections varying interest rates.

27.	Based on the projections provided, which was the subject of our investigation and analysis, Valuation has assumed that Centex and Cavco will make no acquisitions other than the stated capital expenditures during the projection period unless otherwise stated in the Opinion.